[IHG Letterhead]

September 30, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia D. Blye

Re:	InterContinental Hotels Group PLC Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on April 7, 2009 File No. 1-10409

Dear Ms. Blye:

InterContinental Hotels Group PLC (the “Company”) is submitting this letter in connection with the letter dated September 29, 2009 submitted by Davis Polk & Wardwell LLP on the Company’s behalf in response to the written comments of the staff (the “Staff”)  of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 20, 2009 with respect to the above referenced filing on Form 20-F.

On behalf of the Company, I acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Nicolette Henfrey, with comments or questions.

Very truly yours, /s/ Nicolette Henfrey
Nicolette Henfrey